11. Januar 2023

The Securities and Exchange Commission
Washington, DC 20549

USA

Amendment to Form SBSE-A, Summary of Updates
Citigroup Global Markets Europe AG ("CGME")
CIK ID: 0001279224; NFA ID: 0519517

Dear Madam/Sir,

Please note that the submission of the SBSE – A/A Application updates for January 2023 have been made to remove Kristine Braden as a CGME Principal and add Mr Biswarup Chatterjee.

Also, updates have been made to reflect the European Central Bank (ECB) as additional foreign financial supervisory authority.

Yours sincerely

Citigroup Global Markets Europe AG

Sabine Huppert